EXHIBIT 21.1

NOVELOS THERAPEUTICS, INC.

LIST OF SUBSIDIARIES

Set forth below is a list of the subsidiaries of Novelos Therapeutics, Inc. as of December 31, 2011:

Subsidiary Name	Jurisdiction of Organization

Cellectar, Inc.	Wisconsin